August 30, 2019

Victor Santos
Chief Executive Officer
CarrierEQ, Inc.
207 South Street, #172
Boston, MA 02111

       Re: CarrierEQ, Inc.
           Amendment No. 3 to Form 10-12G
           Filed August 21, 2019
           File No. 000-56037

Dear Mr. Santos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A

General

1. We note that you have revised your disclosure in response to comment 2 regarding your failure to timely file your periodic report. Please continue to update your disclosure regarding your filings to the extent they are not timely filed, including your disclosure regarding the availability of Rule 144. For example, we note that you have not timely filed your Form 10-Q for the period ended June 30, 2019. In addition, we note that it does not appear that you have revised your website, https://airfox.com/tokensett, as it still indicates that the Form 10 is not yet effective. We reissue comment 2 as it relates to the effectiveness of your Form 10 as disclosed on your website. The Form
10
      went effective by lapse of time 60 days after the date filed pursuant to
Section 12(g)(1) of
      the Securities Exchange Act of 1934. At that time, you became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. Please revise
 Victor Santos
CarrierEQ, Inc.
August 30, 2019
Page 2
         your website accordingly. In addition, please also revise your website to provide a link to your EDGAR page: https://www.sec.gov/cgi-bin/browse-

edgar?action=getcompany&CIK=0001766352&owner=exclude&count=40&hidefilings=0


2. We note your response to comment 3 and that the exclusive forum provision does apply to claims made under the federal securities laws. Please revise your disclosure to clarify whether the reference to "courts of Boston, Massachusetts" includes both state and federal courts. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Risks Related to Our Rescission Offer, page 42

3. We note your revisions to comment 5. Please also revise to clarify that the rescission price that you will pay is consideration paid plus interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202)
3454 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameVictor Santos                                Sincerely,
Comapany NameCarrierEQ, Inc.
                                                               Division of
Corporation Finance
August 30, 2019 Page 2                                         Office of
Financial Services
FirstName LastName